August 29, 2017

Mr. Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery
U.S. Securities and Exchange Commission
Washington, DC 20549

Re:    Xilinx, Inc.
Form 10-K for the Fiscal Year Ended April 1, 2017
Filed May 15, 2017
Form 10-Q for the Quarterly Period Ended July 1, 2017
Filed July 28, 2017
File No. 000-18548

Dear Mr. Kuhar:

Xilinx, Inc. (the “Company”) is in receipt of the Staff’s comment letter date August 15, 2017. The Company’s responses to the Staff’s comments set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comment in italics and the Company’s response for each item below.

Form 10-K for the Fiscal Year Ended April 1, 2017

Financial Condition, Liquidity and Capital Resources, page 35

1.
In a letter to us dated September 12, 2014, you contended that you were not an “investment company” for purposes of Section 3(a)(1) of the Investment Company Act of 1940. You acknowledged that more than 40% of your assets comprised of “investment securities” (as defined in Section 3(a)(2) of the 1940 Act), but you represented that your maintenance of such investment securities was “a way of preserving the Company’s long-term capital for the benefit of its operating business and shareholders in the most advantageous manner.” We note that investment securities continue to comprise a substantial percentage of your assets. Please provide a detailed description of your investment program and an explanation as to why it is necessary to achieve your stated goals using investment securities. Please also describe any policies and procedures that you have adopted to ensure that your investment program is limited in scope and purpose to preservation of capital.

Mr. Kevin J. Kuhar
U.S. Securities and Exchange Commission
August 29, 2017

Response:

First, we note that the facts described in our September 12, 2014 response remain substantially unaltered. We continue to conclude that the Company is not an investment company under either the Section 3(a)(1)(A) or Section 3(a)(1)(C) definition, and even assuming it were, the exemption from the definition of the term “investment company” contained in Section 3(b)(1) of the Act is clearly available to the Company. The Company is entirely engaged in the business of designing and developing programmable devices and associated technologies, including: integrated circuits (“ICs”) in the form of programmable logic devices (“PLDs”), including programmable System on Chips and three-dimensional ICs, or 3D ICs; software design tools to program the PLDs; targeted reference designs; printed circuit boards; and intellectual property; including providing related third-party services such as design services, customer training, field engineering and technical support. The Company’s public disclosure (e.g., its filings with the Commission) make it very clear that the Company is an operating enterprise engaged in that business; as discussed in our prior response, that business is the primary source of our revenues and overwhelming use of our employee and management time. The Company’s public disclosure would not lead a reasonable investor to believe that the principal activity of the Company is trading and investing in securities. We note that no analysts that publish research on the Company view the Company as an investment company or discuss our cash management portfolio in their research reports.

The Company acquires “investment securities” solely as part of its cash-management program to support our operating business with appropriate capital and liquidity. As discussed further below, the Company believes utilizing investment securities is appropriate to satisfy that goal. The Company’s cash management program adheres to investment policies meant to deliver appropriate capital preservation and liquidity, as further described below. The Company uses both external managers and internal resources to help achieve its goals. The Company also believes that its cash management program is substantially similar in purpose and in the types of securities acquired for cash management programs utilized by many other companies, including by many technology and other companies that do not require large amounts of property, plant and equipment or other operating assets to operate their business.

The Company believes that the immediate and future needs of the business are best served by investing a portion of its cash in a laddered portfolio of high-quality primarily fixed income securities, in addition to maintaining cash balances at highly rated financial institutions. By investing a portion of its excess cash generated from operations in such a portfolio, the Company is better able to:

•	Preserve time value of the Company’s capital, in light of inflation and currency uncertainties, while still maintaining a low level of credit risk.

•	Limit exposure to any individual counterparty, including banks where the Company has deposited cash and cash-equivalents; and

Mr. Kevin J. Kuhar
U.S. Securities and Exchange Commission
August 29, 2017

•	Diversify assets in order to minimize credit and market risks.
The Company’s cash-management program adheres to policies with specific guidelines and limitations intended to maintain prudent levels of risk, while permitting the Company to preserve capital and provide suitable liquidity for operations. Such policies include:

•	Zero leverage. The Company does not employ leverage, whether embedded in a security structure or as part of its investment strategy;

•
Investment in highly rated securities. The Company currently invests more than 80% of its portfolio in AA or higher rated securities (as rated by Standard & Poor's or Moody's Investors Service equivalent) in order to mitigate risk. Because the vast majority of the Company’s investment securities are highly rated, taken together with the diversification described immediately below, the Company believes it is achieving a high degree of certainty that the Company’s long-term capital is protected against losses;

•
Diversification. The Company invests in a laddered portfolio of investment securities, including mortgage-backed securities, non-financial institution securities, U.S. and foreign government and agency securities, financial institution securities, asset-backed securities, commercial mortgage-backed securities, bank loans and debt mutual funds. Investments in mortgage-backed securities and asset-backed securities are limited to Aaa/AA rated tranches. In addition, the Company limits its investments in a single issuer based upon the issuer's credit rating and attempts to further mitigate risk by diversifying risk across geographies and type of issuer; and

•
Restrictions on maturity date. The Company maintains investments with staggered maturity dates to preserve flexibility and liquidity.  The Company manages its limits on long-term investments within stated polices and engages in only limited trading of longer-term investments to avoid potential loss of principal.

The investment policies have been and any subsequent modifications to the policies must be reviewed and approved by the Audit Committee and Executive Management. In addition, the Company maintains an Investment Committee, comprised of members of management, finance and accounting, that is charged with monitoring compliance with the guidelines and limitations summarized above, as well as the composition and performance of the investment securities within the Company’s cash-management program. The Investment Committee meets to review compliance and performance quarterly, and reports at least annually to the Company’s Board of Directors.

Mr. Kevin J. Kuhar
U.S. Securities and Exchange Commission
August 29, 2017

Form 10-Q for the Quarterly Period Ended July 1, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Provision for Income Taxes, page 29

2.
You disclose on page 21 that the $90.0 million increase in your total gross unrecognized tax benefits in the current quarter relates to a tax deduction to be claimed on an amended federal income tax return. Please briefly describe to us the nature of this deduction and revise this section in future filings to better discuss the uncertainties, including any unfavorable impact, relating to the tax position you have taken in the amended return. See Item 303(a)(3)(ii) of Regulation S-K.

Response:

The tax deduction to be claimed on amended U.S. federal and state income tax returns is related to the repurchase premium paid in connection with the early redemption of the Company’s “2037 Convertible Notes” in fiscal 2014. The Company, in consultation with its outside tax advisers, has computed an additional deduction utilizing an alternative methodology which it believes is reasonable for income tax filing purposes. However, since the federal tax code and its regulations are not clear on how the deduction is to be calculated in the case of convertible debt, realizing the tax benefit is sufficiently uncertain to fully reserve the anticipated benefit. The tax benefits anticipated to arise from the amended returns are expected to impact the Company’s balance sheet as increases in cash, deferred tax assets and equity. There are no significant unfavorable impacts associated with these amended returns.

The Company notes that, as stated in Item 303(a)(3)(ii) of Regulation S-K, a company should “describe any known trends or uncertainties that have had or that the registrant reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. If the registrant knows of events that will cause a material change in the relationship between costs and revenues (such as known future increases in costs of labor or materials or price increases or inventory adjustments), the change in the relationship shall be disclosed.” The Company respectfully submits that its earnings were not and will not be affected by material favorable or unfavorable uncertainties resulting from this issue, which would necessitate additional disclosures pursuant to Item 303(a)(3)(ii) of Regulation S-K. As noted above, the effects of the amended returns are expected to impact the balance sheet. Nevertheless, in response to the Staff’s comment, the Company will provide enhanced disclosure in future filings. Such enhanced disclosure will include reference to the convertible debt and state that future benefits related to the amended returns, if any, will not be reported in earnings.

The Company acknowledges the following in regards to its filing:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Kevin J. Kuhar
U.S. Securities and Exchange Commission
August 29, 2017

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (408) 879-3420 if you have any questions about the foregoing.

Sincerely,

/s/ Lorenzo A. Flores

Lorenzo A. Flores
Senior Vice President and
Chief Financial Officer

cc: Moshe N. Gavrielov
President and Chief Executive Officer